FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

Athens, 28.6.2012

PRESS RELEASE

At today’s meeting of the Board of Directors of National Bank of Greece, which took place after the Annual General Meeting of Shareholders, Deputy CEO Mr. Alexandros Tourkolias was elected Chairman of the Bank in replacement of Vassilios Rapanos. Mr. George Zanias will succeed him in the post of Chairman when he has resigned as Finance Minister in the caretaker government, having first been elected to the Bank’s Board.

Mr. Apostolos Tamvakakis today submitted to the Board his resignation as CEO of the Bank, and Mr. Alexandros Tourkolias was elected CEO in his place.

Mr. Petros Christodoulou, Head of International at NBG, was today elected member of the Board and sole Deputy CEO.

Mr. Leonidas Theoklitos submitted his resignation as member of the Board and as Deputy CEO.

Furthermore, Mr. Apostolos Tamvakakis resigned from the Board of Directors of Astir Palace SA, of which he was Chairman, while Leonidas Theoklitos resigned from his posts as Chairman of Ethniki Insurance and as CEO of Astir Palace SA.

The Board of Directors expressed its special thanks to the members who have resigned for their work with the Bank and the Group at this particularly critical juncture, and wished each of them health and success in their personal and professional life.

NATIONAL BANK OF GREECE

Resolutions of the Annual General Meeting of Shareholders of NBG

National Bank of Greece announces that today, 28 June 2012, it held its Annual General Meeting of Shareholders in the Melas Building, Athens. The AGM convened with a quorum of 28.52% of the paid-up share capital, and adopted the following resolutions:

1.             Approved, following submission of the Reports of the Board of Directors and the Auditors, the Annual Financial Statements for the financial year 2011.

2.             Discharged the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity.

3.             Approved the remuneration of the members of the Board of Directors of the Bank for the financial year 2011, pursuant to article 24, par. 2 of the Companies Act; determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2013; approved, for the financial year 2011, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2013.

4.             Granted permission, as per article 23, par. 1 of the Companies Act and article 30, par. 1 of the Bank’s Articles of Association, for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

5.             Elected Petros Sabatacakis, Alexandra Papalexopoulou, Stefanos Vavalidis, Alexandros Makridis, Charalambos Makkas and Marily Frangista as members of the NBG Board Audit Committee, with a term of office through to the AGM of 2013.

6.             Elected Mr. Emmanuel Pelidis and Ms. Beate Randulf of certified auditors Deloitte Hadjipavlou Sofianos & Cambanis S.A. to undertake the audit of the annual and six-monthly financial statements of the Bank and consolidated statements of the Group for the year 2012, and determined their remuneration.

Athens, 28 June 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Petros Christodoulou

(Registrant)

Date: 28th June, 2012

Deputy Chief Executive Officer